The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     As filed with the Securities and Exchange Commission on April 26, 1999
                           Registration Statement No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            -------------------------

                         HANDY HARDWARE WHOLESALE, INC.
               (Exact name of Registrant as specified in charter)

       Texas                 8300 Tewantin Drive             74-1381875
(State of Incorporation)     Houston, Texas  77061         (I.R.S. Employer
                             (713) 644-1495                Identification No.)
                        (Address and telephone number of
                    Registrant's principal executive offices)
                            -------------------------

   James D. Tipton                                    Copy to:
      President                                    Donald W. Brodsky
 Handy Hardware Wholesale, Inc.                       Bo C. Chandler
   8300 Tewantin Drive                              Jenkens & Gilchrist,
    Housston, Texas 77061                         A Professional Corporation
      (713) 644-1495                              1100 Louisiana, Suite 1800
(Name, address and telephone                        Houston, Texas 77002
number of agent for service)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: |X|

     If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: |X|

Title of Each Class of                           Proposed Maximum        Proposed Maximum
Securities to be         Number of Shares to     Offering Price per      Aggregate Offering      Amount of Registration
Registered               be Registered               Share                   Price                        Fee
Class A Common
Stock, $100 par value        5,000                     $100.00           $  500,000                    $  139.00
Class B Common Stock,
$100 par value              20,000                     $100.00           $2,000,000                    $  556.00
Preferred Stock,
$100 par value              25,000                     $100.00           $2,500,000                    $  695.00
TOTAL                       50,000                                       $5,000,000                    $1,390.00


     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to such Section 8(a), may determine.

                         HANDY HARDWARE WHOLESALE, INC.

                              CROSS-REFERENCE SHEET
                  Between Items of Form S-2 and the Prospectus


 Item No.                                                                 Prospectus Caption
--------                                                                  ------------------
 1. Forepart of the Registration Statement and Outside
      Front Cover Page of Prospectus.......................................Cover Page
 2. Inside Front and Outside Back Cover Pages of
      Prospectus...........................................................Table of Contents
 3. Summary Information, Risk Factors and Ratio of
      Earnings to Fixed Charges............................................The Company; The Offering; Ratio of
                                                                           Earnings to Combined Fixed Charges and
                                                                           Preferred Stock Dividend Requirements
 4. Use of Proceeds........................................................Cover Page; Use of Proceeds
 5. Determination of Offering Price........................................Determination of Offering Price
 6. Dilution...............................................................Inapplicable
 7. Selling Security Holders...............................................Inapplicable
 8. Plan of Distribution...................................................Plan of Distribution
 9. Description of Securities to be Registered.............................Dividend Policy; Description of Capital
                                                                           Stock
10. Interests of Named Experts and Counsel.................................Inapplicable
11. Information with Respect to the Registrant.............................Where You Can Find More Information;
                                                                           The Company; Description of Capital
                                                                           Stock;Incorporation of Documents by
                                                                           Reference
12. Incorporation of Certain Information by Reference......................Incorporation of Documents by Reference
13. Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities.......................Inapplicable

PROSPECTUS

                                     Subject to Completion, dated April 26, 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                         HANDY HARDWARE WHOLESALE, INC.

                       5,000 Shares of Class A Common Stock
                      20,000 Shares of Class B Common Stock
                      25,000 Shares of Preferred Stock


     Only member-dealers of Handy Hardware Wholesale, Inc. may purchase the securities offered by this prospectus. No active trading market exists for any class of Handy stock, and we do not anticipate any trading market will develop in the future. We are offering these securities without an underwriter. No sales commission will be paid. Our estimated expenses for this offering total $23,960. The following table shows a breakdown of the offering:

                         Number             Per Share
Class of Securities     of Shares         Price to Public        Proceeds to Handy
-------------------     ---------         ---------------        -----------------
Class A Common Stock      5,000                $100                 $  500,000
Class B Common Stock     20,000                $100                 $2,000,000
Preferred Stock          25,000                $100                 $2,500,000

     Only holders of Class A Common Stock have voting rights. No dividends have ever been paid on Class A or Class B Common Stock. The holders of preferred stock receive a cumulative annual dividend as declared by Handy's board of directors. This dividend must range from 7%-20% of the purchase price of a share of preferred stock and is the only form of return on stock investment in Handy. Upon liquidation and distribution of Handy's assets, holders of preferred stock will be paid first, with holders of Class A and Class B Common Stock sharing ratably in the distribution of the remaining assets.

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                  May __, 1999

                                Table of Contents

                                                                            Page
                                                                            ----

The Company....................................................................3
The Offering...................................................................3
Use of Proceeds................................................................3
Dividend Policy................................................................4
Determination of Offering Price................................................4
Ratio of Earnings to Combined Fixed Charges and
   Preferred Stock Dividend Requirements.......................................5
Plan of Distribution...........................................................6
Description of Capital Stock...................................................8
Summary of Dealer Contract.....................................................9
Legal Matters..................................................................9
Experts.......................................................................10
Where You Can Find More Information...........................................10

     You should rely only on the information contained in this prospectus. We have not authorized anyone to give you any other information. If you receive unauthorized information you should not rely on it. We are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

                                   THE COMPANY

     In 1961 thirteen independent hardware dealers formed Handy to provide warehouse facilities and purchasing services to independent hardware dealers. By forming Handy, these independent hardware dealers obtained better buying power. Handy refers to these independent hardware dealers as its member-dealers. Each member-dealer signs a dealer contract in which the member-dealer agrees to buy some or all of its merchandise from Handy. In addition, each member-dealer enters into a stock subscription agreement to purchase our stock. These stock subscriptions provide Handy with capital. Member-dealers own Handy entirely. This prospectus covers stock sold to our member-dealers as part of their purchases of goods. For more detail, see "Plan of Distribution" on page 6. As of March 1, 1999, Handy's 1,021 member-dealers owned hardware stores in Texas, Louisiana, Mississippi, Alabama, Florida, Oklahoma, Arkansas, Mexico and Central America.

     To service our member-dealers, we maintain a central warehouse and office facility in Houston, Texas. In addition, we lease 32 vehicles which haul our 55 enclosed trailers to deliver merchandise to our member-dealers. We charge member-dealers our cost of merchandise plus a small markup charge, resulting in a lower price than a member-dealer can obtain on its own. For a more detailed description of operations, see Items 1 and 2 on pages 1-7 of Handy's 1998 Annual Report on Form 10-K.


                                  THE OFFERING

Securities offered........................ 5,000 shares of Class A Common Stock
                                          20,000 shares of Class B Common Stock
                                          25,000 shares of Preferred Stock

Price of each share offered...............$100

Use of proceeds...........................Expansion of inventory, purchase of equipment and building improvements

                                 USE OF PROCEEDS

     Handy will receive net offering proceeds of up to $5,000,000 from the sale of these securities. We expect to use proceeds from the offering in the following manner and priority:

           o       $2,214,000  for inventory expansion;
           o          $35,000  for computer upgrades;
           o          $25,000  for warehouse equipment expansion and upgrades;
           o          $60,000  for upgrading company cars;
           o          $40,000  for upgrading office equipment; and
           o       $2,626,000  for building improvements.
                   ----------
           o       $5,000,000  Total

If we receive net offering proceeds of less than $5,000,000, we will use our working capital to fund the remaining cost of the above projects.

                                 DIVIDEND POLICY

     Our Articles of Incorporation require us to pay a dividend on our outstanding preferred stock. Each year our board declares the dividend amount, which must range between 7-20% of the amount paid by member-dealers to purchase their preferred stock. The dividend is paid only to stockholders who own preferred stock on January 31 of each year. We prorate the dividend paid if a stockholder has owned preferred stock for less than one year. From year to year the amount of the preferred stock dividend depends upon our earnings, capital requirements and financial condition. The table below shows dividends paid over the past five years on preferred stock as a percentage of the $100 purchase price of a share.

                                   1995 -- 10%
                                   1996 -- 12%
                                   1997 -- 13%
                                   1998 -- 13%
                                   1999 -- 10%

     We have never paid a cash dividend on either class of our common stock, and we do not anticipate doing so in the future. Our goal is to provide our member-dealers with low cost, quality merchandise to increase the member-dealers' profits. To do so, we attempt to keep our gross profit from merchandise sales at a constant level. With the exception of funds needed to pay preferred stock dividends, we traditionally retain all earnings to finance the development and growth of our business.


                         DETERMINATION OF OFFERING PRICE

     Because no active trading market exists for any class of Handy's stock, we have always set our stock's offering price at $100 per share, its par value. For more information regarding the market for Handy's shares, see "Market for Registrant's Common Equity and Related Stockholder Matters" on page 7-8 of Handy's 1998 Annual Report on Form 10-K.

     To our knowledge, only two forms of secondary trading in Handy's securities exist. Stock may be transferred from one member-dealer to another, or Handy may repurchase shares from retiring member-dealers or from overinvested member-dealers at a price of $100 per share. For more information regarding Handy's repurchase of shares, see "Note 8 - Stockholders' Equity" on page 31-32 of Handy's 1998 Annual Report on Form 10-K and "Plan of Distribution - Repurchases from Overinvested Member- Dealers" page 7 of this prospectus.

                   RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                    AND PREFERRED STOCK DIVIDEND REQUIREMENTS

     The following table shows Handy's ratio of earnings to combined fixed charges and Handy's preferred stock dividend requirements for the last five fiscal years. For all years presented, our earnings exceeded the combined fixed charges and preferred stock dividend requirements. "Earnings" include pretax earnings from continuing operations, to which has been added back fixed charges. "Fixed charges" include interest expense, the portion of rental expense attributable to interest, and amortization of debt expense. "Preferred stock dividend requirements" cover the amount of pre-tax earnings required to pay preferred stock dividends.

                                                                        Year Ended December 31,
                                              ---------------------------------------------------------------------------
                                              1994              1995              1996             1997              1998
                                              ----              ----              ----             ----              ----
Earnings

Pretax Earnings                         $    887,785       $ 1,568,634        $ 1,857,326      $ 2,169,718       $ 1,387,437
  Plus: Fixed Charges                        352,012           338,758            333,464          197,367           176,769
                                        ------------       -----------        -----------      -----------       -----------
         Total Earnings                 $  1,239,797       $ 1,907,392        $ 2,190,790      $ 2,367,085       $ 1,564,206
                                        ============       ===========        ===========      ===========       ===========
Fixed Charges

Interest Expense                             248,746           236,743            172,483           42,804            45,273
Rental Expense                               103,266           102,015            160,981          154,563           131,496
Amortization of Debt Expense                      -0-               -0-                -0-              -0-               -0-
                                        ------------       -----------        -----------      -----------       -----------
         Total Fixed Charges                 352,012           338,758            333,464          197,367           176,769

Preferred Stock Dividend
Requirements                                 685,397           617,162            792,352          955,095         1,066,200
                                        ------------       -----------        -----------      -----------       -----------
         Total Fixed Charges
         and Preferred Stock
         Dividend Requirements          $  1,037,409       $   955,920        $ 1,125,816      $ 1,152,462       $ 1,242,969
                                        ============       ===========        ===========      ===========       ===========
Ratio of Earnings to Combined
Fixed Charges and Preferred
Stock Dividend Requirements                     1.19              2.00               1.95             2.05              1.26
                                        ============       ===========        ===========      ===========       ===========

                              PLAN OF DISTRIBUTION

     Only Handy's member-dealers may purchase the securities offered by this prospectus. We deliver this prospectus to each member-dealer and any potential member-dealer. We are offering these securities in a continuous offering until April 30, 2000. We expect to extend this offering after that date until April 30, 2002. All new member-dealers must enter into a stock subscription agreement to make an initial purchase of Handy's Class A Common Stock, followed by periodic purchases of Handy's Class B Common Stock and preferred stock.

Purchase of Class A Common Stock by New Member-Dealers

     Handy requires each new member-dealer to purchase, for $1,000 cash, 10 shares of Class A Common Stock at $100 per share. Handy does not permit member-dealers to purchase more than 10 shares of Class A Common Stock.

Purchases of Class B Common Stock and Preferred Stock by Member-Dealers

         Collecting Funds from Member-Dealers to Purchase Class B Common Stock and Preferred Stock.

     Handy prepares a semi-monthly statement for each member-dealer stating that member-dealer's total merchandise purchases made during the preceding half month. Total merchandise purchases include both the member-dealer's inventory purchases from our warehouse and that member-dealer's purchases directly from the manufacturer that are billed through us. An additional charge of 2% of the member-dealer's warehouse purchases is invoiced on each statement. We accumulate the funds from this 2% charge for each member-dealer to use for its purchase of Class B Common Stock and preferred stock. When a member-dealer's accumulated funds total at least $2,000, we apply $2,000 to the purchase of 10 shares of Class B Common Stock and 10 shares of preferred stock and retain any amounts above $2,000 until the accumulated amounts again equal the $2,000 required for additional purchases. Our board may, but traditionally has not, included the amount of purchases made by a member-dealer directly from the manufacturer when making the 2% calculation.

         How to Calculate the Desired Stock Ownership Level.

     During March of each year, Handy calculates each member-dealer's desired stock ownership level, which must be at least $10,000. We base each member-dealer's desired stock ownership level on the value of its total merchandise purchases made during the January 1 to December 31 period of the previous year. We first determine the value of the member-dealer's actual stock ownership, which equals the total number of all Class A Common Stock, Class B Common Stock and preferred stock owned on December 31 of the previous year, times $100 per share. Depending on the member-dealer's actual ownership amount, we apply one of the formulas in the table below to determine its desired stock ownership level.


    Actual Stock
     Ownership                                           Desired Stock Ownership
-----------------------------------------------------------------------------------------------------------

$1 to $31,249            $1.00 for every $8.00   of total merchandise purchases

$31,250 to               $1.00 for every $8.00   of total merchandise purchases from $1 to $250,000
$56,249              +   $1.00 for every $10.00  of total merchandise purchases over $250,000

$56,250 to               $1.00 for every $8.00   of total merchandise purchases from $1 to $250,000
$74,999              +   $1.00 for every $10.00  of total merchandise purchases from $250,000 to $500,000
                     +   $1.00 for every $13.33  of total merchandise purchases over $500,000

$75,000 to               $1.00 for every $8.00   of total merchandise purchases from $1 to $250,000
$87,499              +   $1.00 for every $10.00  of total merchandise purchases from $250,000 to $500,000
                     +   $1.00 for every $13.33  of total merchandise purchases from $500,000 to $750,000
                     +   $1.00 for every $20.00  of total merchandise purchases over $750,000

$87,500 and              $1.00 for every $8.00   of total merchandise purchases from $1 to $250,000
above                +   $1.00 for every $10.00  of total merchandise purchases from $250,000 to $500,000
                     +   $1.00 for every $13.33  of total merchandise purchases from $500,000 to $750,000
                     +   $1.00 for every $20.00  of total merchandise purchases from $750,000 to $1,000,000
                     +   $1.00 for every $40.00  of total merchandise purchases over $1,000,000

Example of How to Calculate a Member-Dealer's Desired Stock Ownership Level.

     On December 31, a member-dealer's actual stock ownership totaled $32,000 and its total merchandise purchases from January 1 to December 31 amounted to $300,000. For the first $250,000 of total merchandise purchases, the member-dealer should own $1.00 of stock for each $8.00 of total merchandise purchases, or $31,250. For the member-dealer's remaining $50,000 of total merchandise purchases, it should own an additional $1.00 of stock for each $10.00 of total merchandise purchases, or $5,000, for a total desired stock ownership of $36,250. This amount is $4,250 higher than the member-dealer's actual stock ownership on December 31. Thus, Handy will require the member-dealer to make additional purchases of Class B Common Stock and preferred stock during the twelve month period beginning April 1 of the following year.

        When Actual Ownership is Greater than Desired Ownership.

     If a member-dealer's actual stock ownership at year-end exceeds its desired stock ownership, it is not required to make additional stock purchases during the twelve month period beginning April 1 of the following year. However, a member-dealer may voluntarily continue to make additional purchases of Class B Common Stock and preferred stock by paying Handy amounts equal to 2% of the member-dealer's warehouse purchases invoiced on each statement.

        Repurchases from Overinvested Member-Dealers.

     Since 1991, we have offered to repurchase Class B Common Stock and preferred stock from member-dealers whose actual stock ownership has exceeded their desired stock ownership by $4,000 or more. Each year we offer to repurchase one-fourth of the member-dealer's excess amount at that time, equally divided between shares of Class B Common Stock and preferred stock. We repurchase the shares at the full initial sales price of $100 per share. In

1998, member-dealers resold to Handy approximately 11% of the shares eligible for repurchase. Handy paid $28,400 for these 1998 repurchases. We intend to continue to offer to repurchase from member-dealers their entire overinvested amounts eligible for repurchase. Our ability to make such repurchases, however, will depend upon our future results of operations, liquidity, capital needs and other financial factors. We cannot assure you that repurchase offers will take place in the future, or if so, in what amounts or over what time periods.


Existing Member-Dealers Who Open New Stores

     If a current member-dealer opens an additional store, Handy will treat the new store, also known as a member-dealer affiliate, as a new member-dealer. However, we require the member-dealer affiliate to make an initial purchase of 10 shares of preferred stock rather than 10 shares of Class A Common Stock. We treat the member-dealer affiliate as an entirely separate entity when determining required Class B Common Stock and preferred stock purchases. We calculate a separate desired stock ownership level for the member-dealer affiliate and the member-dealer affiliate has its own account for its funds to be used to purchase its Class B Common Stock and preferred stock.

  When Actual Stock Ownership is Less than Desired Stock Ownership

     If Handy determines that the member-dealer's actual stock ownership level on the previous December 31 was less than his desired stock ownership level, Handy will begin in April of the following year to collect funds for the member-dealer's purchase of additional Class B Common Stock and preferred stock. We will continue to collect these funds for one year until the next March 31, even after the member-dealer attains its desired stock ownership level. Handy collects these funds by adding the 2% charge described above to the member-dealer's billing statements. Until these funds total $2,000 and are applied to purchase Class B Common Stock and preferred stock for that member-dealer, we use the funds for working capital.

  Manner of Offering

     We will only offer and sell the securities offered in this prospectus in the states of Texas, Louisiana, Mississippi, Alabama, Florida, Oklahoma and Arkansas, as well as in Mexico and Central America. Employees who are licensed to sell securities in those states or are exempt from licensing requirements will sell these securities. We have not employed an underwriter for this offering nor will we pay discounts or commissions in making these sales of shares.


                          DESCRIPTION OF CAPITAL STOCK

     Our Articles of Incorporation authorize us to issue 20,000 shares of Class A Common Stock, 100,000 shares of Class B Common Stock and 100,000 shares of preferred stock, each with a $100 par value per share.

Class A Common Stock and Class B Common Stock

     Class A common stockholders must engage in the retail sale of goods and merchandise. No member-dealer may own more than 10 shares of Class A Common Stock. When we submit matters for shareholder vote, a member-dealer receives one vote for each share of Class A Common Stock it owns. Class B common stockholders may not vote on matters submitted to a shareholder vote, except in the unusual circumstances of matters which would change their rights as shareholders. Handy's board consists of ten directors. At each annual meeting, Handy's Class A common stockholders elect three directors, each to serve a three year term, and one additional director to serve a one year term as both a director and as President of Handy.

     Class A and Class B common stockholders have no preemptive rights to purchase any securities. Upon the liquidation and distribution of Handy's assets, holders of preferred stock will be paid first, with holders of Class A and Class B Common Stock sharing ratably in the distribution of the remaining assets. As of March 23, 1999, there were 897 holders of record of Class A Common Stock and 761 holders of record of Class B Common Stock.

     Class A common stockholders must offer to sell their shares to Handy before selling them to a third person. Handy has never declined to purchase shares offered to it. Handy does not restrict transfer of Class B Common Stock. We believe that member-dealers or former member-dealers own all shares of Class A Common Stock and member-dealers, former member-dealers or member-dealer affiliates own all shares of Class B Common Stock.

Preferred Stock

     Preferred stockholders are entitled to receive cumulative dividends. According to our Articles of Incorporation, our board declares these dividends, which must range from 7-20% of the purchase price of the shares. Each share of preferred stock has a $100 per share liquidation value. The preferred stock dividend is the only form of return on stock investment in Handy. Preferred stockholders are not entitled to vote on matters submitted to a vote of shareholders, except in the unusual circumstances of matters which would change their rights as shareholders. Preferred stockholders may not convert their shares to common stock. However, at its option, Handy's board may vote to redeem these shares in exchange for $100 per share and all accrued unpaid dividends. Handy has no obligation to redeem the preferred stock or provide for a sinking fund for the redemption of such shares.

     Handy does not restrict the transfer of preferred stock. However, we believe that member-dealers, former member-dealers or member-dealer affiliates own all Handy preferred stock. As of March 23, 1999, there were 828 holders of preferred stock.

                           SUMMARY OF DEALER CONTRACT

        Handy requires each member-dealer to enter into a dealer contract with us. Under the dealer contract, Handy agrees to sell merchandise and furnish services to the member-dealer at Handy's cost, plus freight costs and a small mark-up. Handy sells the merchandise to each member-dealer f.o.b. Handy's warehouse. Handy's trucks or common carrier deliver merchandise at charges set by Handy. Handy also agrees to permit the member-dealer to use the trade name "Handy Hardware Store" and agrees to furnish signs, a general catalog and other materials to the member-dealer for its operation as a Handy Hardware Store.

        Under the contract, the member-dealer agrees to enter into a stock subscription agreement to purchase Handy's securities. In addition, the dealer contract requires the member-dealer to pay an initial service charge, currently set at $200, to defray in part the costs of establishing their new account. The member-dealer must maintain in confidence all materials provided by Handy and, upon termination of the dealer contract, must return all materials furnished by Handy. The member-dealer also agrees to order merchandise from Handy, to pay all invoices when due and to attend trade shows and other member-dealer meetings. However, the dealer contract does not impose on the member-dealer any minimum inventory purchase amount to remain a member-dealer. Either Handy or the member-dealer may cancel the dealer contract upon 60 days notice.

                                  LEGAL MATTERS

        The validity of our securities offered in this prospectus has been passed upon by Jenkens & Gilchrist, A Professional Corporation, Houston, Texas.


                                     EXPERTS

     The financial statements of Handy included in its 1998 Annual Report on Form 10-K have been examined by Clyde D. Thomas & Company, independent public accountants, as stated in their opinion incorporated herein by reference. The financial statements referred to above are incorporated herein by reference in reliance upon such report and upon that firm's authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

Available Information

     Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     We have filed a registration statement with the SEC on Form S-2 to register the securities offered in this prospectus. This prospectus is part of such registration statement. As allowed by SEC rules, this prospectus does not contain all the information in the registration statement or in the exhibits to the registration statement.

Incorporation of Documents by Reference

     The SEC allows us to include information in this document by "incorporating by reference," which means that we can disclose important information to you by referring to those documents. Handy's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 that has been filed with the SEC is incorporated by reference in this prospectus, along with any future filings made with the SEC under Sections 13(a) and 15(d) of the Exchange Act. You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or telephoning us at our headquarters:

                            Handy Hardware Wholesale, Inc.
                            8300 Tewantin Drive
                            Houston, Texas 77061
                            (713) 644-1495

                                     PART II


Item 14.          Other Expenses of Issuance and Distribution.

         The estimated offering expenses are:


SEC registration fee                        $      1,390
Printing expense                                     570
Legal fees and expenses                           12,000
Blue sky fees and expenses                         7,500
Accounting fees and expenses                       2,500
                                            ------------
TOTAL                                       $     23,960



Item 15.          Indemnification of Directors and Officers.

     Article 2.02-1 of the Texas Business Corporation Act provides that a corporation may indemnify its officers, directors, employees and agents for expenses and costs incurred in certain proceedings arising out of actions taken in their official capacity only if such persons were acting in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except in relation to matters in which they have been found liable to the corporation, or on the basis that personal benefit was improperly received regardless of whether or not the benefit resulted from action taken in their official capacity. In the case of any criminal proceeding, such persons must also have had no reasonable cause to believe such conduct was unlawful.
Article 2.02-1 further provides that a corporation shall indemnify its officers and directors against reasonable expenses incurred in connection with proceedings arising out of actions taken in their official capacity in which such persons have been wholly successful, on the merits or otherwise, in the defense of such actions.

Item 16.          Exhibits.

     The following is a list of exhibits filed as part of this registration statement.

        Exhibit
        Number
        -------
         4.1 Specimen copy of certificate representing Class A Common Stock. (Filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1983, and incorporated herein by reference.)

         4.2 Specimen copy of certificate representing Class B Common Stock. (Filed as Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1983, and incorporated herein by reference.)

         4.3        Specimen copy of certificate  representing  preferred stock.
                    (Filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1983, and incorporated herein by reference.)

         4.4 Form of Subscription to Shares of Handy Hardware Wholesale, Inc. for Class A Common Stock, Class B Common Stock and preferred stock. (Filed as Exhibit 4.4 to this Registration Statement as originally filed on May 5, 1994, and incorporated herein by reference.)

   (2)   5.1        Opinion of Jenkens & Gilchrist, A Professional Corporation.

        10.1 Split-Dollar Agreement dated November 13, 1991 between the Company and James D. Tipton. (Filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, and incorporated herein by reference.)

        10.2 Form of Dealer Contract (Alabama, Arkansas, Florida, Louisiana, Oklahoma and Texas). (Filed as Exhibit 10.7 to this Registration Statement as originally filed on May 5, 1994, and incorporated herein by reference.)

        10.3        Form of Dealer  Contract  (Mississippi).  (Filed as  Exhibit
                    10.8 to this Registration Statement as originally filed on May 5, 1994, and incorporated herein by reference.)

        10.4 Amendment and Restatement of Credit Agreement dated April 30, 1996, between Texas Commerce Bank, N.A., and Handy Hardware Wholesale, Inc. (Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and incorporated herein by reference.)

   (1)  10.5        Ninth  Amendment to the  Employment  Agreement,  as amended, between Handy Hardware Wholesale, Inc. and James D. Tipton dated December 31, 1998. (Filed as Exhibit 10.13 to the
                    Company's  Annual  report  on Form  10-K for the year  ended
                    December 31, 1998, and incorporated herein by reference.)

        10.6 Second Amendment to Amendment and Restatement of Credit Agreement between Handy Hardware Wholesale, Inc. and Chase Bank of Texas, National Association, dated April 30, 1998. (Filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.)

        11.1 Statement re computation of per share earnings. (Filed as Exhibit 11.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.)

        12.1 Statements re computation of ratios. (Omitted because sufficiently described in this Registration Statement under "Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements" in the .)

        13.1 Annual Report to Security Holders. (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 as previously filed with the Commission.)

   (2)  23.1        Consent of Clyde D. Thomas & Company.

        23.2        Consent of Jenkens & Gilchrist, A Professional  Corporation.
                    (Contained in their opinion filed as Exhibit 5.1 hereto.)

   (2)  24.1        Powers of Attorney of Directors of the Registrant.

-----------------------------
(1)      Management contract.
(2)      Filed herewith.


Item 17.          Undertakings.

     The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1993, as amended (the "1933 Act");

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

               (iii) To include any  material  information  with  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the 1933 Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the 1934 Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) To deliver or cause to be delivered with the prospectus or prior to delivery of the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirement of Rule 14a-3 or Rule 14c-3 under the 1934 Act; and, where interim financial information required to be present by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report on Form 10-Q that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Handy Hardware Wholesale, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas on April 26, 1999.


                                     HANDY HARDWARE WHOLESALE, INC.



                                     /s/ James D. Tipton
                                     -------------------------------------------
                                     James D. Tipton
                                     President and Chief Executive Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                         Title                               Date
---------                         -----                               ----

/s/ James D. Tipton           President, Chief Executive         April 26, 1999
-------------------           Officer and Director
James D. Tipton

/s/ Tina S. Kirbie            Chief Financial and                April 26, 1999
-------------------           Accounting Officer
Tina S. Kirbie

/s/ Weldon D. Bailey          Director                           April 26, 1999
-------------------
Weldon D. Bailey

/s/ Norman J. Bering, II      Director                           April 26, 1999
-------------------
Norman J. Bering, II

/s/ Susie Bracht-Black        Director                           April 26, 1999
-------------------
Susie Bracht-Black

/s/ Virgil H. Cox             Director                           April 26, 1999
-------------------
Virgil H. Cox

/s/ Samuel J. Dyson           Director                           April 26, 1999
-------------------
Samuel J. Dyson

/s/ Robert L. Eilers          Director                           April 26, 1999
-------------------
Robert L. Eilers

/s/ Richard A. Lubke          Director                           April 26, 1999
-------------------
Richard A. Lubke

/s/ Jimmy T. Pate             Director                           April 26, 1999
-------------------
Jimmy T. Pate

/s/ Leroy Wellborn            Director                           April 26, 1999
-------------------
Leroy Wellborn